Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
September 30, 2010
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2010 and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2010 and 2009 and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 5, 2010 expressed an unqualified opinion. The accompanying non-consolidated statement of financial position of the Company as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

KPMG Samjong Accounting Corp.
Seoul, Korea
October 27, 2010

This report is effective as of October 27, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of September 30, 2010 and December 31, 2009
(Unaudited)

(In millions of Won)	Notes	2010		2009
Assets
Cash and due from banks	18	~~W~~	657,341	429,825
Equity method accounted investments	3		26,506,935	25,035,976
Loans, net of allowance for loan losses	4,18		1,447,725	1,567,125
Property and equipment, net	5		1,481	1,191
Other assets, net	6,10,18		296,805	86,589

Total assets		~~W~~	28,910,287	27,120,706

Liabilities
Borrowings	7	~~W~~	105,000	674,000
Debentures,net	8		6,226,261	5,593,318
Retirement and severance benefits			1,205	1,441
Other liabilities	9,10,18		316,154	123,586

Total liabilities			6,648,620	6,392,345

Stockholders’ equity
Capital stock, ~~W~~5,000 par value Authorized 1,000,000,000 shares	12
Common stock			2,370,998	2,370,998
Issued and outstanding — 474,199,587 shares in 2010 and 2009

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding — 43,711,000 shares in 2010, 53,094,459 shares in 2009
Capital surplus			9,924,852	9,924,852
Capital adjustments			(417,192)	(417,142)
Accumulated other comprehensive income	3,19		1,309,542	1,182,573
Retained earnings	13		8,591,992	7,185,605

Total stockholders’ equity			22,261,667	20,728,361

Total liabilities and stockholders’ equity		~~W~~	28,910,287	27,120,706

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2010 and 2009
(Unaudited)

		2010			2009
		Three-month		Nine-month	Three-month	Nine-month
(In millions of Won, except earnings per share)	Notes	period		period	period	period
Operating revenue
Equity in income of equity method accounted investees	3,23	~~W~~	700,110	2,153,175	547,953	1,196,195
Interest income	18		25,435	76,849	31,151	110,431
Royalty	18		30,321	90,962	34,007	101,997
Other			726	16,083	3,201	5,871

			756,592	2,337,069	616,312	1,414,494

Operating expense
Equity in loss of equity method accounted investees	3,23		7	342	34	34
Interest expense			84,831	251,736	101,106	326,775
Fees and commission			19	123	69	225
General and administrative expenses	15,25		18,608	55,680	21,422	46,070
Other			195	16,083	1,861	1,861

			103,660	323,964	124,492	374,965

Operating income			652,932	2,013,105	491,820	1,039,529

Non-operating income(expenses), net			76	415	(16)	10,349

Income before income taxes			653,008	2,013,520	491,804	1,049,878

Income tax expenses(benefits)	2,16		1,024	(3,306)	—	(13)

Net income		~~W~~	651,984	2,016,826	491,804	1,049,891

Basic earnings per share in Won	17	~~W~~	1,250	3,879	909	1,899

Diluted earnings per share in Won	17	~~W~~	1,227	3,805	895	1,883

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Equity
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid		—	—	—	—	(244,988)	(244,988)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Redemption of redeemable preferred stocks		—	—	—	—	(172,793)	(172,793)
Net income		—	—	—	—	1,049,891	1,049,891
Changes in retained earnings of equity method accounted investees		—	—	—	—	(3,975)	(3,975)
Changes in unrealized holding gains(losses) of equity method accounted investees		—	—	—	665,905	—	665,905
Valuation loss on derivatives		—	—	—	(4,997)	—	(4,997)
Changes in other capital surplus		—	7,023	—	—	—	7,023
Changes in other capital adjustment		—	—	15,042	—	—	15,042

Balance at September 30, 2009	~~W~~	2,852,473	9,924,855	(417,845)	903,239	6,929,529	20,192,251

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2010	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361
Dividends paid		—	—	—	—	(427,861)	(427,860)
Redemption of redeemable preferred stocks		—	—	—	—	(182,794)	(182,794)
Net income		—	—	—	—	2,016,826	2,016,826
Changes in retained earnings of equity method accounted investees		—	—	—	—	216	216
Changes in unrealized holding gains(losses) of equity method accounted investees		—	—	—	125,247	—	125,247
Changes in Valuation Gain(Loss) on Derivatives		—	—	—	1,722	—	1,722
Changes in other capital adjustment		—	—	(50)	—	—	(50)

Balance at September 30, 2010	~~W~~	2,852,473	9,924,852	(417,192)	1,309,542	8,591,992	22,261,667

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	2,016,826	1,049,891
Adjustments for:
Depreciation		483	342
Amortization		547	305
Provision for (reversal of) allowance for loan losses and other assets		464	(4,010)
Provision for retirement and severance benefits		705	1,080
Equity in income of equity method accounted investees, net		(2,152,833)	(1,196,161)
Gain from disposition of equity method accounted investments		—	(10,509)
Gain from disposition of property and equipment, net		—	(38)
Share-based compensation costs		(604)	10,284
Other		476	3,269

Changes in assets and liabilities:
Dividends received from equity method accounted investments		817,312	161,451
Decrease in other assets		12,159	64,019
Decrease in other liabilities		(5,985)	(17,579)
Retirement and severance benefits paid		(442)	(743)
Decrease in deposit for severance benefit insurance		2,300	375
Increase in pension for retirement and severance benefits		(3,204)	—

Net cash provided by operating activities		688,204	61,976

Cash flows from investing activities
Cash provided by investing activities:
Decrease in equity method accounted investments		—	52,665
Collection of loans		225,000	890,000
Decrease in property and equipment		1	59
Decrease in other assets		—	1,008

		225,001	943,732

Cash used in investing activities:
Purchase of equity method accounted investments		(10,026)	(31,048)
Loan originations		(105,000)	(55,000)
Purchase of property and equipment		(774)	(74)
Increase in other assets		(3,632)	(543)

		(119,432)	(86,665)

Net cash provided by investing activities		105,569	857,067

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009
Cash flows from financing activities
Cash provided by financing activities:
Proceeds from borrowings	~~W~~	395,000	55,000
Proceeds from issuance of debentures		1,900,000	412,160
Proceeds from issuance of common stock		—	1,310,400

		2,295,000	1,777,560

Cash used in financing activities:
Repayment of borrowings		(964,000)	(356,100)
Repayment of debentures		(1,280,000)	(1,690,000)
Debentures issuance cost paid		(6,919)	(536)
Stock issuance cost paid		—	(35,141)
Dividends paid		(427,544)	(245,034)
Redemption of redeemable preferred stocks		(182,794)	(172,793)

		(2,861,257)	(2,499,604)

Net cash used in financing activities		(566,257)	(722,044)

Net increase in cash and due from banks		227,516	196,999

Cash and due from banks at beginning of period		429,825	670,815

Cash and due from banks at end of period	~~W~~	657,341	867,814

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)
1.	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of September 30, 2010, the Company had 11 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:

The Company disposed all investments in Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) at August 20, 2010 through the retirement of shares.
(a)	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of September 30, 2010, Shinhan Bank operated through 839 domestic branches, 103 depository offices and 6 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively.

As of September 30, 2010, Shinhan Card had 48 branches, approximately 2.51 million merchants in its network and 15 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
1.	General Description of the Company, Continued
(c)	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities Co., Ltd.)

Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of September 30, 2010, it operated through 89 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of September 30, 2010, Shinhan Life Insurance operated through 169 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of September 30, 2010 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2010 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2010 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2010 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
1.	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement with BNP Paribas Asset Management Group on October 2002, Shinhan Investment Trust Management Co., Ltd. was renamed to Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Investment Trust Management Co., Ltd. Which was renamed to Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”) in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008.

Shinhan BNP Paribas AMC’s capital stock as of September 30, 2010 amounted to ~~W~~75,374 million.

(j)	SHC Management Co., Ltd.

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. SHC Management was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card. SHC Management’s capital stock as of September 30, 2010 amounted to ~~W~~500 million.

(k)	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System”) was established on May 1, 1991 to engage in deveploping and operating computer system, information providing services, and operating and storing of electronic documents. On January 4, 2010, the Company acquired 200,000 shares (100%) of the outstanding shares of Shinhan Data System at ~~W~~50,130 per share from Shinhan Bank in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2009. Shinhan Data System’s capital stock as of September 30, 2010 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
1.	General Description of the Company, Continued
Details of ownership as of September 30, 2010 and December 31, 2009 were as follows:

		2010		2009
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	15,241,424	68.9
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,586	65.0	9,798,586	65.0
	Shinhan Macquarie	—	—	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
	Shinhan Data System	200,000	100.0	—	—
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 percent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company audits goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(d)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(e)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(f)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(g)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The company introduced a pension plan, from 2010. Under the Retirement Benefits Regulation, consideration of service requirements under the plan begins from the date employees join the company (where benefits are paid in interim payments, the date of interim payments). The type of pension plan adopted by the company is defined benefit pension plan, where each eligible employee receives a fixed amount of pension after retirement. The Bank’s estimated liability under the pension plan which would be payable if all employees left at the end of reporting period is accrued as a liability for retirement and severance benefits in the accompanying non-consolidated statements of financial position. Pension plan assets are reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits. Provided that the amount of pension plan assets exceeds the amount of the liability for retirement and severance benefits, the exceeding amount is presented as Investments.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,142.0 and ~~W~~1,167.6 to US $1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services, Ltd. on September 30, 2010 and December 31, 2009, the last business day of each respective period, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction.

(i)	Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Derivatives and Hedge Accounting, Continued

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.

(j)	Share-Based Payments

The Company has granted share options or performance share to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(k)	Interest Income

Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Income Taxes, Continued

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

The Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
3.	Equity Method accounted investments
Details of equity method accounted investments as of September 30, 2010 were as follows:

	2010
						Accumulated
			Acquisition	Equity		Other
	Beginning		(dividend),	method	Capital	comprehensive	Retained	Ending
Investees	balance		net	income (loss)	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	13,617,579	(145,314)	1,365,959	(50)	64,902	216	14,903,292
Shinhan Card		7,919,672	(600,018)	514,463	—	(29,861)	—	7,804,256
Shinhan Investment		1,841,420	(15,000)	55,505	—	4,040	—	1,885,965
Shinhan Life Insurance		982,775	(30,000)	144,463	—	79,883	—	1,177,121
Shinhan Capital		408,922	—	37,649	—	2,454	—	449,025
Jeju Bank		135,220	—	12,371	—	4,233	—	151,824
Shinhan Credit Information		15,385	(1,200)	1,203	—	—	—	15,388
Shinhan PE		14,783	—	1,896	—	—	—	16,679
Shinhan BNP Paribas AMC		91,565	(21,361)	19,201	—	(404)	—	89,001
SHC Management		8,655	—	(342)	—	—	—	8,313
Shinhan Data System		—	5,606	465	—	—	—	6,071

	~~W~~	25,035,976	(807,287)	2,152,833	(50)	125,247	216	26,506,935

The market value of Jeju Bank shares owned by the Company was ~~W~~84,590 million as of September 30, 2010 based on the quoted market price (~~W~~5,550 per share) at that date.

Changes in (negative) goodwill for the nine-month period ended September 30, 2010 were as follows:

	Beginning		Amortization		Ending
	balance		(reversal)	Impairment	balance
Shinhan Bank	~~W~~	471,961	(46,170)	—	425,791
Shinhan Card		3,281,834	(227,501)	—	3,054,333
Shinhan Investment		42,512	—	(42,512)	—
Shinhan Life Insurance		247,334	(31,352)	—	215,982
Shinhan Capital		7,667	(531)	—	7,136
Jeju Bank		(1,543)	514	—	(1,029)

	~~W~~	4,049,765	(305,040)	(42,512)	3,702,213

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
3.	Equity method accounted investments, Continued
Changes in unrealized losses (gains) under the application of equity method for the nine-month period ended September 30, 2010 were as follows:

		Beginning		Increase
Investees	Account	balance		(decrease)	Ending balance
Shinhan Bank	Derivatives, etc	~~W~~	(11,776)	1,820	(9,956)
Shinhan Card	Allowance for loan losses, etc		4,036	867	4,903
Shinhan Investment	Commission expense, etc		(6,874)	(1,004)	(7,878)
Shinhan Life Insurance	Deferred acquisition costs, etc		(46,892)	2,856	(44,036)
Shinhan Capital	Allowance for loan losses		3,026	(895)	2,131
Shinhan Credit Information	Allowance for loan losses		2	1	3
Shinhan PE	Allowance for loan losses		25	(6)	19
Shinhan Data System	Allowance for loan losses		—	(161)	(161)

		~~W~~	(58,453)	3,478	(54,975)

Details of equity method accounted investments as of December 31, 2009 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	income (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	724,060	6,823	569	685,641	(4,301)	13,617,579
Shinhan Card		7,237,665	(49,064)	553,776	(3)	—	177,298	—	7,919,672
Shinhan Investment		1,803,002	(30,000)	26,129	200	—	42,089	—	1,841,420
Shinhan Life Insurance		846,106	(20,000)	134,926	—	64	21,679	—	982,775
Shinhan Capital		377,662	(24,991)	35,499	—	—	20,752	—	408,922
Jeju Bank		95,581	27,745	9,677	—	4,976	(2,759)	—	135,220
Shinhan Credit Information		14,268	—	1,117	—	—	—	—	15,385
Shinhan PE		11,059	—	3,600	—	124	—	—	14,783
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	20,615	—	(1,743)	723	—	91,565
Cardif Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
SHC Management		8,899	—	(244)	—	—	—	—	8,655

	~~W~~	22,734,582	(160,654)	1,510,820	7,020	3,990	944,519	(4,301)	25,035,976

The market value of Jeju Bank shares owned by the Company was ~~W~~98,155 million as of December 31, 2009 based on the quoted market price (~~W~~6,440 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
3.	Equity method accounted investments, Continued

Changes in (negative) goodwill for the year ended December 31, 2009 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Investment		59,516	—	(17,004)	42,512
Shinhan Life Insurance		289,137	—	(41,803)	247,334
Shinhan Capital		8,373	3	(709)	7,667
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,470,056	3,303	(423,594)	4,049,765

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2009 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives,etc	~~W~~	7,664	(19,440)	(11,776)
Shinhan Card	Allowance for loan losses, etc		5,939	(1,903)	4,036
Shinhan Investment	Commission expense, etc		(7,310)	436	(6,874)
Shinhan Life Insurance	Deferred acquisition costs, etc		(49,779)	2,887	(46,892)
Shinhan Capital	Allowance for loan losses		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for loan losses		1	1	2
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(7,578)	(58,453)

4.	Loans
(a)	Loans as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Loans in Won	~~W~~	1,455,000	1,575,000
Less: allowance for loan losses		(7,275)	(7,875)

	~~W~~	1,447,725	1,567,125

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
4.	Loans, Continued
(b)	Detail of loans in Won as of September 30, 2010 and December 31, 2009 were as follows:

	2010			2009
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.66~6.90	~~W~~	800,000	5.66~6.90	~~W~~	800,000
Shinhan Capital	4.12~6.90		550,000	4.99~6.90		600,000
Shinhan Investment	5.64		100,000	5.25~5.64		170,000
Shinhan PE	3.64		5,000	3.99		5,000

		~~W~~	1,455,000		~~W~~	1,575,000

Allowance for loan losses			(7,275)			(7,875)

		~~W~~	1,447,725		~~W~~	1,567,125

(c)	The maturities of loans as of September 30, 2010 and December 31, 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	100,000	—
Due after three months through six months		450,000	50,000
Due after six months through 12 months		405,000	275,000
Due after one year through three years		500,000	1,200,000
Thereafter		—	50,000

	~~W~~	1,455,000	1,575,000

5.	Property and Equipment
Property and equipment as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Property and equipment:
Furniture and fixtures	~~W~~	1,906	1,673
Leasehold improvements		3,662	3,169

		5,568	4,842
Less: accumulated depreciation		(4,087)	(3,651)

	~~W~~	1,481	1,191

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
6.	Other Assets
Other assets as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Security deposits paid	~~W~~	12,474	8,974
Software		1,979	2,493
Accounts receivable		264,988	51,358
Accrued interest income		7,352	8,738
Advance payments		10	10
Prepaid expenses		794	11,567
Deferred tax asset (note 16)		4,121	—
Derivative assets (note 10)		2,603	—
Other		3,923	3,824

		298,244	86,964
Less: allowance for losses		(1,439)	(375)

	~~W~~	296,805	86,589

7.	Borrowings
(a)	Borrowings as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010			2009
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount
Commercial Papers	3.58~4.30	~~W~~	105,000	3.35 ~ 6.53	~~W~~	674,000
(b)	The maturities of borrowings as of September 30, 2010 and December 31, 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	100,000	50,000
Due after three months through six months		—	280,000
Due after six months through 12 months		5,000	344,000

	~~W~~	105,000	674,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
8.	Debentures
(a)	Debentures as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Debentures in Won	~~W~~	6,020,000	5,400,000
Debentures in foreign currency		218,134	202,051

		6,238,134	5,602,051
Less: discount on debentures		(11,873)	(8,733)

	~~W~~	6,226,261	5,593,318

(b)	Details of debentures in Won as of September 30, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in Won:
January 31, 2005	January 31, 2010	4.59	~~W~~	—	70,000
June 29, 2005	June 29, 2010	4.28		—	150,000
September 14, 2005	September 14, 2010	5.18		—	110,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
January 25, 2007	January 25, 2010	5.25		—	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		—	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		—	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
8.	Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2010		2009
May 9, 2007	May 9, 2010	5.31		—	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		—	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2010	5.91		—	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September 29, 2009	September 29, 2012	5.38		200,000	200,000
November 27, 2009	November 27, 2012	5.07		190,000	190,000
November 27, 2009	November 27, 2014	5.52		110,000	110,000
February 23, 2010	February 23, 2013	4.90		150,000	—
February 23, 2010	February 23, 2015	5.27		50,000	—
April 29, 2010	April 29, 2013	3.99		300,000	—
April 29, 2010	April 29, 2015	4.66		150,000	—
June 24, 2010	June 24, 2013	4.69		200,000	—
June 24, 2010	June 24, 2015	5.16		200,000	—
July 29, 2010	July 29, 2013	4.51		130,000	—
July 29, 2010	July 29, 2015	4.96		170,000	—
August 27, 2010	August 27, 2013	4.36		70,000	—
August 27, 2010	August 27, 2015	4.82		130,000	—
September 28, 2010	September 28, 2013	3.95		100,000	—
September 28, 2010	September 28, 2015	4.28		250,000	—

				6,020,000	5,400,000
	Discount on debentures			(11,599)	(8,263)

			~~W~~	6,008,401	5,391,737

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
8.	Debentures, Continued
(c)	Details of debentures in foreign currency as of September 30, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in foreign currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	218,134	202,051
		Discount on debentures		(274)	(470)

			~~W~~	217,860	201,581

(d)	The maturities of debentures as of September 30, 2010 and December 31, 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	200,000	570,000
Due after three months through six months		550,000	500,000
Due after six months through 12 months		848,134	410,000
Due after one year through three years		2,870,000	3,202,051
Thereafter		1,770,000	920,000

	~~W~~	6,238,134	5,602,051

9.	Other Liabilities
Other liabilities as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Withholding taxes	~~W~~	2,781	2,516
Dividends payable		2,947	2,631
Accounts payable		2,337	5,056
Accrued expenses		87,508	98,875
Unearned interest		157	122
Derivatives (note 10)		—	14,386
Income taxes payable		220,424	—

	~~W~~	316,154	123,586

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
10.	Derivatives and Hedge Accounting
Details of derivative instruments as of September 30, 2010 and December 31, 2009 were as follows:

2010
			Fair value		Valuation gain (loss)
	Notional				Operating revenue	Other comprehensive
	amount		Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	218,134	2,603	—	16,083	906

2009
			Fair value		Valuation gain (loss)
	Notional				Operating revenue	Other comprehensive
	amount		Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	202,051	—	14,386	(10,109)	(4,277)
Hedged item is debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.
11.	Commitments and Contingencies
As of September 30, 2010, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	9,059	Pending in Seoul High Court
Do Jin Sa, etc	Claim for dismissal of a director		—	Pending in Seoul High Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
12.	Capital Stock
(a)	As of September 30, 2010, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027

Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	43,711,000

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period: January 26, 2008 — January 25, 2012
Conversion ratio: One common stock per one preferred stock
Conversion price in Won: ~~W~~57,806
The following redeemable preferred stocks were redeemed as of September 30, 2010. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2010	Series 5	9,316,793	~~W~~	172,793
	Series 8	66,666		10,001
2009	Series 4	9,316,792		172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		52,583,961	~~W~~	1,764,097

(b)	Details of changes in capital stock for the nine-month period ended September 30, 2010 and the year ended December 31, 2009 were as follows:

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2009	458,610,838	~~W~~	1,980,998	481,475
Issuance of common stock	78,000,000		390,000	—
Repayment of preferred stock	(9,316,792)		—	—

Balance at December 31, 2009	527,294,046		2,370,998	481,475
Repayment of preferred stock	(9,383,459)		—	—

Balance at September 30, 2010	517,910,587	~~W~~	2,370,998	481,475

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won, except per share data)
(Unaudited)
13.	Retained Earnings
Retained earnings as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Legal reserve	~~W~~	1,152,507	1,021,878
Unappropriated retained earnings		7,439,485	6,163,727

	~~W~~	8,591,992	7,185,605

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
14.	Share-Based Payments
(a)	Details of stock options granted as of September 30, 2010 were as follows:

	4th grant(*)		5th grant(*)		6th grant(*)		7th grant(**)
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19,2008
Exercise price in Won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period	Within four		Within four		Within four		Within four
	years after		years after		years after		years after
	three years		three years		three years		three years
	from grant date		from grant date		from grant date		from grant date
Changes in number of shares granted:
Balance at January 1, 2010		1,767,408		2,646,289		1,110,427		674,238
Exercised or canceled		(154,137)		(111,586)		(27,958)		(12,434)

Balance at September 30, 2010		1,613,271		2,534,703		1,082,469		661,804
Assumptions used to determine the fair value of options:
Risk-free interest rate						2.92%		3.15%
Expected exercise period					1.5 years		2.5 yaears
Expected stock price Volatility						35.42%		49.34%
Expected dividend yield						0.55%		0.91%
Weighted average fair value per share					~~W~~	3,364	~~W~~	8,897

(*)	The company has a present obligation to settle in cash

(**)	The Company has the option to settle cash or equity in respect to share-based payments.

For the seventh grant, the Company recognized compensation costs as expenses and accrued expenses.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
14.	Share-Based Payments, Continued
(b)	Details of performance shares granted as of September 30, 2010 were as follows:

Grant in 2010
Terms:
Service period	2010~2012
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at September 30, 2010	145,996
The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.
(c)	Details of share-based compensation costs for the nine-month period ended September 30, 2010 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
4th	Recorded at beginning of the year	~~W~~	6,253	35,525	41,778
	Incurred during the period		(428)	(1,681)	(2,109)

5th	Recorded at beginning of the year		2,791	14,874	17,665
	Incurred during the period		(562)	(2,809)	(3,371)

6th	Recorded at beginning of the year		1,392	7,289	8,681
	Incurred during the period		(774)	(4,266)	(5,040)

7th	Recorded at beginning of the year		1,210	4,884	6,094
	Incurred during the period		(3)	(235)	(238)

Performance share	Recorded at beginning of the year		—	—	—
	Incurred during the period		1,163	5,210	6,373

Total	Recorded at beginning of the year		11,646	62,572	74,218
	Incurred during the period	~~W~~	(604)	(3,781)	(4,385)

The Company has granted the above share-based payment arrangements to employees of its own and its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2010, the Company recognized accrued expenses for payments to the employees of its own and subsidiaries in the amount of ~~W~~54,447 million and the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~44,291 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
15.	General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Nine-month	Three-month	Nine-month
	period		period	period	period
Salaries	~~W~~	3,134	15,171	14,512	22,507
Provision for retirement and severance benefits		309	705	469	1,080
Other employee benefits		636	1,752	334	1,074
Rent		354	1,145	273	879
Entertainment		465	1,360	382	1,011
Depreciation		181	483	113	342
Amortization		183	547	101	305
Bad debt expense		—	464	—	—
Taxes and dues		242	500	256	362
Advertising		9,686	21,830	2,615	5,926
Fees and commission		2,664	9,082	1,719	10,473
Other		754	2,641	648	2,111

	~~W~~	18,608	55,680	21,422	46,070

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
16.	Income Taxes
(a)	The components of income tax expense (benefit) for the nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010		2009
Current income tax expense (*)	~~W~~	—	(13)
Changes in deferred tax arising from temporary differences		(2,407)	—
Deferred tax expense adjusted to equity		816	—
Adjustment under the consolidated corporate tax system		(1,715)	—

Income tax benefit	~~W~~	(3,306)	(13)

(*)	Included ~~W~~13 million of income tax benefits, resulting from the reversal of income tax for the nine-month period ended September 30, 2009.
(b)	The reconciliation of income for financial reporting purposes and taxable income for the nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010		2009
Statutory tax rate		24.2%	24.2%
Net income before income tax expense (A)	~~W~~	2,013,520	1,049,878
Income tax calculated at the statutory tax rate		487,272	254,070
Adjustment:
Income exempted for tax purposes		(167,996)	(19,475)
Expenses not deductible for tax purposes		330	165,891
Unrealizable temporary difference		(294,076)	(379,337)
Changes in probability of temporary differences		(2,233)	—
Other		(24,888)	(21,149)
Reversal of income tax		—	(13)
Adjustment under the consolidated corporate tax system		(1,715)	—

Income tax expenses (B)	~~W~~	(3,306)	(13)

Effective income tax rate (B/A)		(0.16)%	0.00%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
16.	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010
	Beginning				Ending	Deferred tax
	balance (*)		Increase	Decrease	balance	asset(liability)
Temporary differences:
Equity method accounted investments	~~W~~	(7,107,957)	(1,461,835)	(393)	(8,569,399)	(1,885,426)
Retirement and severance benefits		2,619	467	—	3,086	679
Accrued expenses		16,611	2,260	7,618	11,253	2,476
Deposit for severance benefit insurance		(2,301)	—	(2,301)	—	—
Pension for retirement and severance benefits		—	(3,155)	(68)	(3,087)	(679)
Accounts payable		1,419	3,865	1,419	3,865	935
Derivatives		14,386	—	16,989	(2,603)	(630)
Debentures in foreign currency		(10,818)	16,083	—	5,265	1,274
Other		397	—	—	397	96

		(7,085,644)	(1,442,315)	23,264	(8,551,223)	(1,881,275)

Unrealizable temporary differences(**)		(7,104,744)	(1,457,840)	(392)	(8,562,192)	(1,883,682)

		19,100	15,525	23,656	10,969	2,407

Adjustment under the consolidated corporate tax system(***)		—	7,311	—	7,311	1,715

	~~W~~	19,100	22,836	23,656	18,280	4,121

(*)	Differences resulting from the prior-year true up are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of September 30, 2010 represents temporary differences related to equity method accounted investments of ~~W~~8,569,399 million less realizable portion of ~~W~~7,207 million.

(***)	Adjustment under the consolidated corporate tax system as of September 30, 2010 represents temporary differences related to the allowance of subsidiaries in the consolidated tax return in the amount of ~~W~~8,635 million less unrealizable portion of ~~W~~1,324 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
16.	Income Taxes, Continued

	2009
		Beginning			Ending	Deferred tax
		balance (*)	Increase	Decrease	balance	asset(liability)
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(1,889,986)	(169,147)	(6,514,308)	(1,433,148)
Retirement and severance benefits		1,620	1,080	376	2,324	511
Accrued expenses		7,627	10,284	877	17,034	3,747
Deposit for severance benefit insurance		(1,531)	—	(376)	(1,155)	(254)
Derivative Liabilities		—	6,149	—	6,149	1,353
Debentures in Foreign Currency		—	(1,861)	—	(1,861)	(409)

		(4,785,753)	(1,874,334)	(168,270)	(6,491,817)	(1,428,200)

Loss carryforwards		299,472	50,651	—	350,123	77,027

		(4,486,281)	(1,823,683)	(168,270)	(6,141,694)	(1,351,173)

Unrealizable temporary differences(**)		(4,785,394)	(1,889,986)	(163,868)	(6,511,512)	(1,432,533)

		299,113	66,303	(4,402)	369,818	81,360

(*)	Differences resulting from the prior-year true up are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of September 30, 2009 represents temporary differences related to equity method accounted investments of ~~W~~6,514,308 million less realizable portion of ~~W~~2,796 million.
The net tax effects of ~~W~~69,445 million as of September 30, 2009 were not recognized as deferred tax assets due to uncertainty of realization.

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the nine-month period ended September 30, 2010 are as follows:

			Deferred tax assets
	Temporary differences		(liabilities)
Accumulated other comprehensive income :
Valuation gain (loss) on derivatives	~~W~~	906	816

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won, except per share data)
(Unaudited)
17.	Earning Per Share
(a)	Basic earning per share

Basic earning per share is calculated by dividing net income less dividend requirement of preferred stock by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Nine-month	Three-month	Nine-month
	period		period	period	period
Net income for period	~~W~~	651,984	2,016,826	491,804	1,049,891
Less: dividends on preferred stock		59,140	177,251	60,967	181,858

Net income available for common stock		592.844	1,839,575	430,837	868,033
Weighted average number of common shares outstanding (*)		474,199,587	474,199,587	474,199,058	457,220,613

Earnings per share in Won	~~W~~	1,250	3,879	909	1,899

(*)	Weighted average number of common shares outstanding for the three-month and nine-month period ended September 30, 2009 were as follows:

	Three-month period ended September 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at July 1, 2009	474,199,587	92	43,626,362,004
Treasury stocks	(529)	92	(48,668)

Outstanding at September 30, 2009	474,199,058		43,626,313,336

			92

Weighted average number of common shares			474,199,058

	Nine-month period ended September 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,789	273	114,024,944,397
Treasury stocks	(529)	273	(144,417)
Common stock issuance	54,497,285	191	10,408,981,435
Capital increase without consideration	2,028,513	191	387,445,983

Outstanding at September 30, 2009	474,199,058		124,821,227,398

			273

Weighted average number of common shares			457,220,613

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won, except per share data)
(Unaudited)
17.	Earning Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Nine-month	Three-month	Nine-month
	period		period	period	period
Ordinary income available for common stock	~~W~~	592,844	1,839,575	430,837	868,033
Add: dividends on redeemable convertible preferred stock		6,971	20,685	6,971	20,685

Diluted net earnings		599,815	1,860,260	437,808	888,718
Weighted average number of common shares outstanding and common equivalent shares(*)		488,920,587	488,920,587	488,920,058	471,941,613

Diluted earnings per share in Won	~~W~~	1,227	3,805	895	1,883

(*)	Weighted average number of common shares outstanding and common equivalent shares for the three- month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Nine-month	Three-month	Nine-month
	period		period	period	period
Weighted average number of common shares	~~W~~	474,199,587	474,199,587	474,199,058	457,220,613
Effect of conversion of convertible redeemable preferred stock		14,721,000	14,721,000	14,721,000	14,721,000

Weighted average number of outstanding common and common equivalent shares		488,920,587	488,920,587	488,920,058	471,941,613

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 20, 2011 - March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
18.	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for nine-month periods ended September 30, 2010 and 2009 were as follows:

Related party	Account	2010		2009
Revenue :
Shinhan Bank	Interest income	~~W~~	86	3,687
”	Royalty		73,688	84,917
Shinhan Card	Interest income		37,390	48,073
”	Royalty		6,564	7,111
Shinhan Investment	Interest income		6,438	6,986
”	Royalty		3,019	3,262
Shinhan Life Insurance	Royalty		6,282	4,924
Shinhan Capital	Interest income		26,036	39,804
”	Royalty		798	1,096
Jeju Bank	Royalty		337	375
Shinhan Credit Information	Royalty		63	45
Shinhan PE	Interest income		146	387
”	Royalty		14	9
Shinhan BNP Paribas AMC	Royalty		109	106
SH&C Life Insurance	Interest income		—	222
”	Royalty		—	79
Shinhan Macquarie	Royalty		2	8
Shinhan Data System	Royalty		51	37
Shinhan Aitas	Royalty		35	28

		~~W~~	161,058	201,156

Expense :
Shinhan Bank	Rent	~~W~~	708	612
Shinhan Investment	Commission		920	370
Shinhan Life Insurance	Insurance		15	—
Shinhan Data System	Cost of service		317	115

		~~W~~	1,960	1,097

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
18.	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of September 30, 2010 and December 31, 2009 were as follows:

Creditor	Debtor	Account	2010		2009
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	33,097	9,823
”	”	Security deposits paid		12,474	8,974
”	”	Accounts receivable		162,545	38,240
”	”	Deposit for severance benefit		—	2,300
”	Shinhan Card	Loans in Won		800,000	800,000
”	”	Accrued interest income		3,594	3,682
”	”	Accounts receivable		84,880	3,517
”	Shinhan Investment	Loans in Won		100,000	170,000
”	”	Accrued interest income		950	1,569
”	”	Accounts receivable		3,831	4.443
”	Shinhan Life Insurance	Accounts receivable		10,688	2,533
”	Shinhan Capital	Loans in Won		550,000	600,000
”	”	Accrued interest income		2,730	3,412
”	”	Accounts receivable		1,749	1,822
”	Jeju Bank	Accounts receivable		159	—
”	Shinhan Credit Information	Accounts receivable		585	476
”	Shinhan PE	Loans in Won		5,000	5,000
”	”	Accounts receivable		60	—
”	Shinhan BNP Paribas AMC	Accounts receivable		37	68
”	Shinhan Macquarie	Accounts receivable		77	75
”	SHC Management	Accounts receivable		38	68
”	Shinhan Data System	Accounts receivable		416	190

			~~W~~	1,772,910	1,656,192

Shinhan Card	Shinhan Financial Group	Accounts payable	~~W~~	174	234
Shinhan Capital	”	Accounts payable		272	—
Shinhan PE	”	Unearned interest		157	122
Shinhan Data System	”	Accounts payable		—	1

			~~W~~	603	357

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
18.	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the nine-month periods ended September 30, 2010 and 2009 was as follows:

	2010		2009
Salaries	~~W~~	4,715	3,635
Share-based payment		(609)	10,019
Performance compensation		1,770	1,857

	~~W~~	5,876	15,511

19.	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of September 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Unrealized holding gain of equity method accounted investees	~~W~~	1,314,698	1,194,264
Unrealized holding loss of equity method accounted investees		(2,601)	(7,414)
Valuation loss on derivatives		(2,555)	(4,277)

	~~W~~	1,309,542	1,182,573

(b)	Comprehensive income for the nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010		2009
Net income	~~W~~	2,016,826	1,049,891
Other comprehensive income:
Unrealized holding gains of equity method accounted investees		120,434	651,540
Unrealized holding losses of equity method accounted investees		4,813	14,365
Valuation loss on derivatives		1,722	(4,997)

Comprehensive income	~~W~~	2,143,795	1,710,799

20.	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010		2009
Changes in unrealized holding gains (losses) of equity method accounted investees	~~W~~	125,247	665,905
Changes in retained earnings of equity method accounted investees		216	3,975

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
21. Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position

The condensed statements of financial position of subsidiaries as of September 30, 2010 and December 31, 2009 were as follows:

	2010
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	210,984,731	196,244,788	14,739,943
Shinhan Card		19,744,958	14,994,244	4,750,714
Shinhan Investment		8,808,513	6,953,853	1,854,660
Shinhan Life Insurance		11,469,271	10,466,311	1,002,960
Shinhan Capital		3,699,151	3,259,393	439,758
Jeju Bank		2,864,429	2,627,702	236,727
Shinhan Credit Information		18,009	2,624	15,385
Shinhan PE		22,105	5,442	16,663
Shinhan BNP Paribas AMC		160,466	23,545	136,921
SHC Management		8,351	38	8,313
Shinhan Data System		12,014	5,782	6,232

	~~W~~	257,791,998	234,583,722	23,208,276

	2009
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	202,237,352	188,821,769	13,415,583
Shinhan Card		17,572,883	12,931,389	4,641,494
Shinhan Investment		7,551,810	5,785,472	1,766,338
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,784	398,228
Jeju Bank		2,950,155	2,736,667	213,488
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)
SHC Managemnt		8,730	75	8,655

	~~W~~	244,246,697	222,857,600	21,389,097

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
21. Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	Nine-month period ended September 30, 2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	18,102,465	16,276,670	1,825,795	1,839,456	1,454,730
Shinhan Card		3,015,462	2,075,964	939,498	959,274	739,100
Shinhan Investment		1,163,142	1,045,638	117,504	131,880	99,283
Shinhan Life Insurance		2,688,439	2,460,396	228,043	224,638	173,120
Shinhan Capital		291,152	240,138	51,014	50,978	39,076
Jeju Bank		139,326	116,345	22,981	22,925	17,093
Shinhan Credit Information		24,231	22,878	1,353	1,563	1,202
Shinhan PE		5,228	2,329	2,899	2,323	1,902
Shinhan BNP Paribas AMC		88,087	48,625	39,462	39,288	29,542
SHC Management		—	45	(45)	151	(342)
Shinhan Data System		29,482	28,969	513	628	464

	~~W~~	25,547,014	22,317,997	3,229,017	3,273,104	2,555,170

	Three-month period ended September 30, 2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	4,527,468	3,923,098	604,370	627,832	485,923
Shinhan Card		996,590	724,615	271,975	283,607	213,133
Shinhan Investment		388,724	355,047	33,677	41,145	34,192
Shinhan Life Insurance		903,693	833,507	70,186	67,987	51,943
Shinhan Capital		86,211	66,596	19,615	19,582	15,239
Jeju Bank		45,285	37,697	7,588	7,612	5,681
Shinhan Credit Information		7,919	7,401	518	596	455
Shinhan PE		1,128	798	330	157	90
Shinhan BNP Paribas AMC		28,903	15,888	13,015	12,867	9,659
SHC Management		—	(24)	24	90	80
Shinhan Data System		9,680	9,073	607	647	491

	~~W~~	6,995,601	5,973,696	1,021,905	1,062,122	816,886

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
21. Condensed Financial Statements of Subsidiaries, Continued

	Nine-month period ended September 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	35,861,175	35,000,974	860,201	809,627	564,564
Shinhan Card		2,731,325	1,937,719	793,606	794,278	614,582
Shinhan Investment		1,293,416	1,169,437	123,979	138,768	108,391
Shinhan Life Insurance		2,339,776	2,153,262	186,514	183,790	142,818
Shinhan Capital		353,324	306,787	46,537	46,564	34,601
Jeju Bank		142,268	127,505	14,763	15,593	11,585
Shinhan Credit Information		26,319	25,344	975	1,239	960
Shinhan PE		6,036	1,977	4,059	4,114	3,105
Shinhan BNP Paribas AMC		84,227	46,523	37,704	37,259	27,726
Shinhan Macquarie		3,616	5,110	(1,494)	(1,830)	(1,582)
SHC Management		—	464	(464)	(63)	(34)

	~~W~~	42,841,482	40,775,102	2,066,380	2,029,339	1,506,716

	Three-month period ended September 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	8,185,644	7,736,268	449,376	404,266	288,839
Shinhan Card		947,494	620,805	326,689	326,625	247,492
Shinhan Investment		460,573	424,245	36,328	39,390	31,209
Shinhan Life Insurance		796,928	727,272	69,656	68,084	51,176
Shinhan Capital		112,893	93,545	19,348	19,349	14,508
Jeju Bank		45,204	37,595	7,609	7,842	5,855
Shinhan Credit Information		9,236	9,100	136	218	165
Shinhan PE		2,120	648	1,472	1,465	1,021
Shinhan BNP Paribas AMC		31,031	16,482	14,549	14,700	11,015
Shinhan Macquarie		557	1,760	(1,203)	(1,239)	(974)
SHC Management		—	178	(178)	(85)	(69)

	~~W~~	10,591,680	9,667,898	923,782	880,615	650,237

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
22. Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of September 30, 2010 and December 31, 2009 were as follows:

	2010
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	105,000	6,226,261	6,331,261
Shinhan Bank		141,945,583	14,805,117	21,205,398	177,956,098
Shinhan Card		—	1,908,339	10,094,155	12,002,494
Shinhan Investment		1,207,009	5,485,851	49,963	6,742,823
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	984,973	2,096,262	3,081,235
Jeju Bank		2,249,899	148,982	143,290	2,542,171
Shinhan PE		—	5,000	—	5,000

	~~W~~	145,402,491	23,450,862	39,815,329	208,668,682

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	674,000	5,593,318	6,267,318
Shinhan Bank		135,284,956	14,196,594	23,822,222	173,303,772
Shinhan Card		—	1,461,658	8,483,809	9,945,467
Shinhan Investment		921,262	2,665,641	49,947	3,636,850
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,102,417	1,990,489	3,092,906
Jeju Bank		2,332,462	77,871	143,340	2,553,673
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	138,538,680	20,191,771	40,083,125	198,813,576

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
22. Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of September 30, 2010 and December 31, 2009 were as follows:

	2010
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,447,725	26,506,935	657,341	28,612,001
Shinhan Bank		143,743,843	39,617,642	10,358,284	193,719,769
Shinhan Card		16,882,647	370,104	1,371	17,254,122
Shinhan Investment		809,896	5,395,931	1,656,135	7,861,962
Shinhan Life Insurance		2,605,834	5,588,454	285,339	8,479,627
Shinhan Capital		3,039,318	406,631	151	3,446,100
Jeju Bank		2,117,128	480,729	86,119	2,683,976
Shinhan Credit Information		—	19	8,903	8,922
Shinhan PE		—	13,277	6,900	20,177
Shinhan BNP Paribas AMC		1,182	1,400	115,000	117,582
SHC Management		—	—	8,031	8,031
Shinhan Data System		—	18	2,190	2,208

	~~W~~	170,647,573	78,381,140	13,185,764	262,214,477

	2009
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,035,976	429,825	27,032,926
Shinhan Bank		139,956,199	39,540,193	8,942,395	188,438,787
Shinhan Card		14,615,371	411,444	1,371	15,028,186
Shinhan Investment		930,726	4,365,966	1,062,661	6,359,353
Shinhan Life Insurance		2,520,394	4,528,593	237,955	7,286,942
Shinhan Capital		3,063,703	351,683	1,187	3,416,573
Jeju Bank		2,205,225	511,340	34,908	2,751,473
Shinhan Credit Information		—	—	9,617	9,617
Shinhan PE		—	13,813	6,054	19,867
Shinhan BNP Paribas AMC		1,190	2,323	136,847	140,360
SHC Management		—	—	8,531	8,531

	~~W~~	164,859,933	74,761,331	10,871,351	250,492,615

(*)	Net of allowance for loan losses, present value discounts and deferred loan origination fees

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
23. Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010
	Three-month period			Nine-month period
	Amount		Ratio(%)	Amount	Ratio(%)
Equity in income (loss) of:
Shinhan Bank	~~W~~	460,237	65.74	1,365,959	63.45
Shinhan Card		139,380	19.91	514,463	23.90
Shinhan Investment		33,506	4.79	55,505	2.58
Shinhan Life Insurance		40,519	5.79	144,463	6.71
Shinhan Capital		15,053	2.15	37,649	1.75
Jeju Bank		4,112	0.59	12,371	0,57
Shinhan Credit Information		455	0.06	1,203	0.06
Shinhan PE		87	0.01	1,896	0.09
Shinhan BNP Paribas AMC		6,171	0.88	19,201	0.89
SHC Management		80	0.01	(342)	(0.02)
Shinhan Data System		503	0.07	465	0.02

		700,103	100.00	2,152,833	100.00

Other income		55,563		187,777
Other expense		103,682		323,784

Net income for period	~~W~~	651,984		2,016,826

	2009
	Three-month period			Nine-month period
	Amount		Ratio(%)	Amount	Ratio(%)
Equity in income (loss) of:
Shinhan Bank	~~W~~	282,347	51.54	537,072	44.89
Shinhan Card		171,467	31.29	387,318	32.38
Shinhan Investment		26,982	4.92	95,533	7.99
Shinhan Life Insurance		41,352	7.55	112,064	9.37
Shinhan Capital		13,337	2.43	31,863	2.66
Jeju Bank		4,231	0.77	8,616	0.72
Shinhan Credit Information		167	0.03	962	0.08
Shinhan PE		1,021	0.19	3,079	0.26
Shinhan BNP Paribas AMC		7,085	1.29	18,023	1.51
Cardif Life Insurance		—	0.00	1,665	0.14
SHC Management		(70)	(0.01)	(34)	0.00

		547,919	100.00	1,196,161	100.00

Other income		68,370		229,109
Other expense		(124,485)		(375,379)

Net income for period	~~W~~	491,804		1,049,891

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(In millions of Won)
(Unaudited)
24. Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the nine-month period ended September 30, 2010 and the year ended December 31, 2009 were as follows:

	2010
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,250	464	8,714
Shinhan Bank		2,642,383	477,253	3,119,636
Shinhan Card		793,470	(200,462)	593,008
Shinhan Investment		182,287	(55,129)	127,158
Shinhan Life Insurance		37,943	1,630	39,573
Shinhan Capital		72,323	(924)	71,399
Jeju Bank		33,060	3,305	36,365
Shinhan BNP Paribas AMC		110	(5)	105
Shinhan Macquarie		2	(2)	—

	~~W~~	3,769,828	226,130	3,995,958

	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,050	(3,800)	8,250
Shinhan Bank		2,581,217	61,166	2,642,383
Shinhan Card		764,066	29,404	793,470
Shinhan Investment		62,205	120,082	182,287
Shinhan Life Insurance		28,570	9,373	37,943
Shinhan Capital		52,396	19,927	72,323
Jeju Bank		26,438	6,622	33,060
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,527,108	242,720	3,769,828

25. Value Added Tax
Items included in general and administrative expenses necessary to calculate value added tax for the three-month and nine-month periods ended September 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		nine-month	Three-month	nine-month
	period		period	period	period
Salaries	~~W~~	3,134	15,171	14,512	22,507
Provision for retirement and severance benefits		309	705	470	1,080
Other employee benefits		636	1,752	334	1,075
Rent		354	1,145	273	879
Depreciation		181	483	113	342
Tax and dues		242	500	256	362

	~~W~~	4,856	19,756	15,958	26,245

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
26. Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized an IFRS Task Force Team (“IFRS TFT”) and performed preliminary analysis of the effects of K-IFRS adoption and newly established the financial reporting system and other. The IFRS TFT is proceeding to prepare for consolidated financial information as of September 30, 2010.

(b)	K-IFRS Adoption Status
i)	Action Plan and Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.

(1) Phase 1: Analysis Phase

The Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

(2) Phase 2: Policy Establishment, System Design and Implementation Phase

Based on the outcome of Phase 1, from March 2008 to December 2009, the Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Company also has continuously carried out training course for its employees.

(3) Phase 3: K-IFRS application phase

Starting January 2010, the Company is proceeding to prepare and verify financial information, to reorganize internal accounting control system, and to analyze the impact of changes in accordance with K-IFRS.

ii)	Major Activities

☐ Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

☐ System Redesign

The Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Company completed IFRS system at the end of reporting period. In addition, the Company has performed financial data cleansing and uploaded data in IFRS system.
26. Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
(3) Redesign of financial reporting internal control processes

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
The Company analyzed in detail the impact of the adoption of K-IFRS on internal control on financial reporting process and redesigned and tested its internal accounting control system. Also, the Company performed the training for internal accounting staffs.

(4) Analysis of the impact of changes in K-IFRS The Company is analyzing the impact of changes and forthcoming requirements of IFRS on financial information and closing system.

(5) Generation and analysis of financial information in accordance with K-IFRS Opening balance as of January 1, 2010 and first and second quarter of 2010 financial information prepared in accordance with K-IFRS are under a review of the independent auditor, and the Company is generating and analyzing third quarter financial information as of the reporting date.
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, including external consultants. Each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector, in order to carry out IT system design and implementation.

(c)	Future Actions

The Company will be preparing and analyzing third quarter and year end 2010 financial information and disclosures and the financial information are to be reviewed and audited by the independent auditor.
26. Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
(d)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)

	K-IFRS	K-GAAP
Primary financial statements	Consolidated financial statements	Individual financial statements

Scope of consolidation	Subsidiaries are entities controlled by the Group and the financial statements of all subsidiaries are included in the consolidated financial statements regardless of the size of the subsidiaries. Special purpose entities are consolidated as well if the Group controls the SPEs.	Pursuant the Act on External Audit of Stock Companies, a subsidiary with a prior year’s total assets less than W 10 billion is excluded from the scope of consolidation. There is no specific guidance on consolidating a special purpose entities.

Goodwill	Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units (CGUs) or groups of CGUs and tested for impairment annually and whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Banks.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2010
(Unaudited)
26. Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP
Revenue recognition	All fFees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Derecognition of financial instruments	Depends on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset is continued to be recognized, is derecognized or continued to be recognize to the extent of its continuing involvement in the financial asset.	Depends on whether or not the Company retains control over the financial assets, the transferred asset is continued to be recognized or derecognized. However, the financial assets transferred in accordance with the Korean Asset Backed Securitization Law are derecognized without considering whether the Company retains the control over the financial assets or not.

Employee benefits	Under the Projected Unit Credit Method, the Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	Allocate some of the consideration received or receivable from the sales transaction to the award credits and defer the recognition of revenue.	Recognize as provision or accounts Payable.